NO ACT

PE
1-19-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025171

January 19, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-19-12

Arlie R. Nogay
The Bank of New York Mellon Corporation
arlie.nogay@bnymellon.com

Re: The Bank of New York Mellon Corporation

Dear Mr. Nogay:

This is in regard to your letter dated January 19, 2012 concerning the shareholder proposal submitted by the Maryknoll Sisters of St. Dominic, Inc., the Missionary Oblates of Mary Immaculate and the Sisters of St. Francis of Philadelphia for inclusion in The Bank of New York Mellon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that The Bank of New York Mellon therefore withdraws its December 20, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Michael J. Reedich
Special Counsel

cc: Catherine Rowan
Maryknoll Sisters of St. Dominic, Inc.
rowan@bestweb.net

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

January 19, 2012

By E-mail to shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-Mail:

Re: Withdrawal of No-Action Letter Request Regarding the Stockholder Proposal Submitted by the Maryknoll Sisters of St. Dominic, Inc., the Missionary Oblates of Mary Immaculate and the Sisters of St. Francis of Philadelphia under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

In a letter dated December 20, 2011 (the "No-Action Request Letter"), The Bank of New York Mellon Corporation (the "Company") requested that the staff of the Division of Corporation Finance concur that the Company could properly exclude from its proxy materials for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by the Maryknoll Sisters of St. Dominic, Inc. (the "Maryknoll Sisters"), the Missionary Oblates of Mary Immaculate and the Sisters of St. Francis of Philadelphia (each, a "Proponent") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934.

Attached as <u>Exhibit A</u> is a letter from the Maryknoll Sisters to the Company, transmitted on January 18, 2012, stating that the Proposal has been voluntarily withdrawn on behalf of all the Proponents, and confirming that the Maryknoll Sisters is authorized to withdraw the Proposal on behalf of the other Proponents. In reliance on this letter, the Company hereby withdraws the No-Action Request Letter.

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

If you have any questions or need any further information, please contact the undersigned by phone (412-234-3177), by e-mail (arlie.nogay@bnymellon.com) or by facsimile (412-234-1813). We would appreciate it if you would send any communications to the Company to the attention of the undersigned at the above e-mail address. Thank you.

Yours truly,

Arlie R. Nogay
Corporate Secretary and
Chief Securities Counsel

Enclosure

cc: Ms. Nora M. Nash, OSF
Director, Corporate Responsibility
Sisters of St. Francis of Philadelphia

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.

Rev. Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Exhibit A

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

January 18, 2012

Mr. Arlie Nogay
Corporate Secretary and Chief Securities Counsel
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

Dear Mr. Nogay,

I am writing to confirm that the Maryknoll Sisters of St. Dominic, Inc. are withdrawing the proposal relating to transparency in the repurchase markets that we submitted to you November 9, 2011. In addition, the Missionary Oblates of Mary Immaculate and the Sisters of St. Francis of Philadelphia, the co-proponents, have authorized me to withdraw the proposal on their behalf.

We appreciate the Company's commitment to ongoing dialogue on issues related to the tri-party repo market and other issues related to prevention of systemic risk, and to disclose more information on its work with the New York Fed Repo Infrastructure Reform Task Force.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator

cc: Rev. Seamus Finn, Missionary Oblates of Mary Immaculate
Sister Nora Nash, Sisters of St. Francis, Philadelphia

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

December 20, 2011

By E-mail to shareholderproposals@sec.gov

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Bank of New York Mellon Corporation
Omission of Stockholder Proposal under Exchange Act Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted by The Bank of New York Mellon Corporation, a Delaware corporation (the "Company"), with respect to the enclosed proposal (the "Proposal") submitted by the Maryknoll Sisters of St. Dominic, Inc., the Missionary Oblates of Mary Immaculate and the Sisters of St. Francis of Philadelphia (each, a "Proponent") for inclusion in the Company's proxy materials (the "Proxy Materials") for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting"). The Company respectfully requests that the staff (the "Staff") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Commission") confirm that it will not recommend enforcement action against the Company if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal from the Proxy Materials.

This letter is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j) under the Exchange Act, the Company has filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive Proxy Materials with the Commission, and has concurrently sent copies of this correspondence to the Proponents.

A copy of the Proposal, including the supporting statement, is attached as Exhibit A hereto. All correspondence with the Proponents relating to the Proposal is included in the exhibits hereto, as indicated further below.

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

I. THE PROPOSAL

The resolution included in the Proposal reads:

RESOLVED: Shareholders request that our Company:

- *Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearinghouse or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.*

- *Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.*

- *When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).*

II. EXCLUSION OF THE PROPOSAL

As discussed more fully below, the Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on the following paragraphs of Rule 14a-8:

- Rule 14a-8(e), as to the one of the three Proponents, because its Proposal was submitted after the Rule 14a-8 deadline;

- Rule 14a-8(b) and Rule 14a-8(f), with respect to the other two Proponents, because they failed to provide the required proof of stock ownership and/or the written statement of intention to continue to hold the stock, and did not correct these deficiencies in a timely manner after being notified of them;

- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations – in particular:

    - the Proposal's underlying subject matter concerns the provision of a particular service in a particular market and how such service should be provided on a day-to-day basis;

    - the Proposal seeks to micro-manage complex matters; and

  - o the Proposal does not involve a significant policy issue;

- Rule 14a-8(i)(10), because the Company has substantially implemented the Proposal – in particular:
  - o the Company's Exchange Act reports and other public filings include information with regard to the Company's use of repurchase agreements and its role in the repurchase market; and
  - o the Federal Reserve Bank of New York (the "FRBNY") publishes extensive information on the repurchase markets, based in part on information provided by the Company; and

- Rule 14a-8(i)(3), because the Proposal is vague, indefinite and misleading – in particular:
  - o the Proposal reflects a misunderstanding of the Company's role in the repurchase market and confuses "using repurchase agreement transactions" with "facilitating repurchase agreement transactions";
  - o the Proposal is unclear as to how the Company should "disclose" the requested information; and
  - o the Proposal does not define certain critical terms such as "repurchase agreement transaction", "repurchase market" and "securities lending transaction".

A. With respect to one Proponent, the Proposal may be excluded under Rule 14a-8(e), because their Proposal was submitted after the Rule 14a-8 deadline.

Under Rule 14a-8(e), proposals must be received at the company's principal executive offices not less than 120 calendar days before the first anniversary of the date of the company's proxy statement for the prior year's annual meeting. In the Company's case, the deadline for submitting stockholder proposals for the 2012 Annual Meeting was Saturday, November 12, 2011, as disclosed in the 2011 proxy statement.

The Company received the Proposal from the Sisters of St. Francis of Philadelphia (the "Sisters of St. Francis") on November 14, 2011, two days after the deadline. Although the evidence of ownership accompanying the Proposal is dated November 8, 2011, the UPS tracking information (included, along with all correspondence with the Sisters of St. Francis, in Exhibit B) confirms that the Proposal was sent on Friday, November 11, 2011 (a federal holiday) and was not delivered to the Company's mailroom until November 14, 2011. The submission of the Proposal by the Sisters of St. Francis was therefore untimely, and the Proposal (with respect to this Proponent) can be omitted from the Proxy Materials.

The fact that the November 12 deadline (which was disclosed in the 2011 proxy statement) was a Saturday does not change this result. Staff Legal Bulletin No. 14 confirms that if the Rule 14a-8 deadline "falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statement, and rule 14a-8 proposals received after business reopens would be untimely."[1]

B. <u>With respect to the other two Proponents, the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(f), because they failed to provide the required proof of stock ownership and/or the written statement of intention to continue to hold the stock, and did not correct these deficiencies in a timely manner after being notified of them.</u>

Rule 14a-8(b)(1) provides that, to be eligible to submit a proposal, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proponent submits the proposal. In addition, with respect to proponents who are not the "record" holders of the shares beneficially owned by such proponent, the proponent, pursuant to Rule 14a-8(b)(2), must provide proof of ownership through either (i) a written statement from the "record" holder of such shares verifying that, at the time the proponent submitted its proposal, such proponent continuously held the securities for at least one year or (ii) a copy of a Schedule 13D, Schedule 13G, Form 4 and/or Form 5, or amendments to such documents, demonstrating ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins. Staff Legal Bulletin No. 14F clarifies that "record" holder in this context means a participant in the Depository Trust Company (a "DTC Participant"). Rule 14a-8(b) also requires a proponent to provide a written statement that it intends to continue holding the shares through the date of the annual meeting.

<u>Submission by the Maryknoll Sisters</u>. The Maryknoll Sisters of St. Dominic, Inc. (the "<u>Maryknoll Sisters</u>") submitted their Proposal on November 9, 2011, and this Proposal was received by the Company on November 10, 2011. The Proposal was accompanied by a letter, dated November 3, 2011 (included, along with all correspondence with the Maryknoll Sisters, in <u>Exhibit C</u>), from "Gamco Asset Management Company" evidencing the Maryknoll Sisters' ownership of "at least $2,000 worth" of the Company's stock "as of November 2, 2011" and indicating that the stock had been "held continuously for twelve months." The Maryknoll Sisters were not a record holder of the Company's stock. The proof of ownership provided by the Maryknoll Sisters was deficient in two separate ways:

- Gamco Asset Management Company is not a listed DTC Participant and the Maryknoll Sisters did not provide any other evidence of ownership from a listed DTC Participant as required by Staff Legal Bulletin No. 14F; and
- the letter from Gamco does not evidence ownership for the period from November 2, 2011 through the submission date, November 9, 2011.

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1 In order to preserve flexibility, the Company communicated with the Sisters of St. Francis after the receipt of their Proposal regarding the proof of ownership. However, the Company's letter to the Sisters of St. Francis, dated November 23, 2011, expressly noted that the Proposal was received after the deadline, in order to preserve the Company's right to exclude the Proposal on that basis.

The Company notified the Maryknoll Sisters of such deficiencies in a letter sent on November 23, 2011 (within 14 calendar days of the receipt of the Proposal) via e-mail, facsimile and UPS, and requested a response within 14 calendar days of receipt. The Maryknoll Sisters responded on December 6, 2011 with a letter from FirstClearing, LLC, a DTC Participant that indicated that "as of the close of business on December 5, 2011," the Maryknoll Sisters owned a total of 15,000 shares of the Company's stock and "has continuously owned their BNY Mellon stock for at least one year." The letter from FirstClearing does not reference Gamco, nor does the letter from Gamco reference FirstClearing – there is no indication that these are the same shares.

Although the Company was not required to take further action under Rule 14a-8, the Company sent another letter to the Maryknoll Sisters on December 7, 2011 via facsimile, e-mail and UPS regarding the continuing deficiency. Although the Maryknoll Sisters responded on December 8, 2011, they only restated their intention to continue to hold the Company stock until the 2012 Annual Meeting, but did not correct the deficiency in the period covered by their proof of ownership.

Pursuant to Rule 14a-8(b), the Company may exclude the Maryknoll Sisters' Proposal because they failed to provide proof of their ownership for the required period. First, the Gamco letter is insufficient evidence of ownership under Rule 14a-8 even for the period that it covers. Under Staff Legal Bulletin No. 14F, the Staff states that it will grant no-action relief to a company on the basis that the shareholders' proof of ownership is not from a DTC participant if "the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin." The Company's deficiency letter dated November 23, 2011 described the relevant standard in Staff Legal Bulletin No. 14F, and attached a copy of that bulletin.

The Maryknoll Sisters responded with the FirstClearing letter, which bears no apparent relationship to the Gamco letter. While the FirstClearing letter is from a DTC Participant, it evidences ownership for the twelve months preceding December 5, 2011, but does not evidence ownership for the one year prior to November 9, 2011, the date of submission of the Proposal by the Maryknoll Sisters. In particular, it omits nearly an entire month – from November 9, 2010 through December 4, 2010. The Staff has consistently stated, and reiterated in Staff Legal Bulletin No. 14F, that evidence of ownership is not sufficient if it does not cover the full one-year period called for by Rule 14a-8(b).

Submission by the Oblates. The Missionary Oblates of Mary Immaculate (the "Oblates") submitted their Proposal on November 8, 2011, and this Proposal was received by the Company on November 10, 2011. The cover letter from the Oblates (included, along with all correspondence with the Oblates, in Exhibit D) did not include a statement of their intention to continue to hold the shares until the 2012 Annual Meeting. The Proposal was accompanied by a letter, dated November 8, 2011, from "M&T Investment Group" confirming the Oblates' ownership of 7,000 shares of the Company's stock for at least one year. The name "M&T Bank" also appeared in the letterhead of this letter. The Oblates were not a record holder of the Company's stock. The proof of ownership provided by the Oblates was deficient because neither M&T Investment Group nor M&T Bank is included on the DTC Participant list and the

Oblates did not provide any other evidence of ownership from a listed DTC Participant as required by Staff Legal Bulletin No. 14F, and because the Oblates did not provide a statement of their intention to continue to hold the Company stock, which is required by Rule 14a-8(b).

The Company notified the Oblates of such deficiencies in a letter sent on November 23, 2011 (within 14 calendar days of receipt of the Proposal) via facsimile and UPS, and requested a response within 14 calendar days of receipt. The Oblates responded via facsimile on November 30, 2011, with evidence of ownership again from M&T Investment Group, and adding that the shares "are held in nominee name in the M&T Banks' account at the Depository Trust Company (0990)," but again without the Oblates' own statement of their intention to continue to hold the Company stock. Following another request by the Company, dated December 7, 2011, requesting a letter from a DTC participant and the statement of intention, the Oblates finally provided its statement of intention in a facsimile dated and sent on December 9, 2011 (16 days after they received the November 23 notice of deficiency), and provided a letter from M&T Investment Group with the same date indicating that the shares "are held in nominee name in M&T Bank's account at the Depository Trust Company, M&T Investment Group is an affiliate of M&T Bank, which is DTC member #0990."

Neither M&T Investment Group nor M&T Bank is listed on DTC's online participant list, referenced in Staff Legal Bulletin No. 14F. According to DTC's participant list, member #0990 is "Manufacturers & Traders Trust Company." It is unclear what relationship, if any, the entities identified in the communications sent by the Oblates bear to this DTC Participant, but it is clear that the Company has never received evidence of ownership from any listed DTC participant. In addition, the receipt by the Company of the Oblates' statement of intention to continue to hold the Company stock was not received within 14 days of the receipt by the Oblates of the November 23 letter from the Company alerting them to this deficiency. Therefore, consistent with Rule 14a-8 and Staff Legal Bulletin No. 14F, the Proposal may be omitted from the Proxy Materials.

C. <u>The Proposal may be excluded in reliance on Rule 14a-8(i)(7), as the Proposal deals with a matter relating to the Company's ordinary business operations.</u>

A company is permitted to omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(7) if the proposal deals with a matter relating to the company's ordinary business operations. In Commission Release No. 34-40018 (May 21, 1998) (the "<u>1998 Release</u>"), the Commission stated that the underlying policy of the "ordinary business" exception is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." The Commission further stated in the 1998 Release that this general policy rests on two central considerations. The first relates to the subject matter of the proposal. "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In instances where a proposal seeks a report to be prepared by the company, the Staff looks beyond the preparation of a report and considers whether the subject matter of the report involves a matter of ordinary business, and is thus excludable. *See* Exchange Act Release No. 34-20091 (August 16, 1983). As discussed below in Section II.E, it is not clear what form of disclosure the Proposal requires. However, whether it is read to request a report to shareholders, expanded disclosure in Company's Exchange Act periodic reports or disclosure in some other forum regarding the repurchase market, the Company believes that the underlying subject matter of the Proposal falls squarely within the definition of "ordinary business" as it pertains to the Company.

1. <u>The Proposal relates to the ordinary business of the Company because its underlying subject matter concerns the provision of a particular service in a particular market and how such service should be provided on a day-to-day basis.</u>

As an initial matter, we note that the Proposal seems to be misdirected as it applies to the Company, because both the supporting statement and the resolution are largely focused on participation of a company in the repurchase market as a counterparty. The Company has very limited involvement in the repurchase market as a counterparty, and is primarily a service provider and intermediary in the repurchase market.[2] While the Company does enter into repurchase transactions as principal from time to time for its own account (generally with respect to U.S. Treasury securities), the Company does not otherwise "act as a repo dealer", contrary to the Proposal's implication. Although the focus of the Proposal is not clear, to the extent it is focused on the Company's involvement as a counterparty to repurchase transactions (note the reference to "its use of repurchase agreement transactions" in the first bullet point of the resolution), or as a "repo dealer" (note the reference in the last bullet point of the resolution), the concerns expressed by the Proposal are simply not relevant to the Company in any meaningful respect.

The Company's primary involvement in the repurchase market is as a clearing bank – the Company is one of two primary clearing banks that serve as intermediaries in the tri-party repurchase market system for which the FRBNY publishes market data. The Company's services in this capacity are among the wide range of products and services that the Company provides to its customers in the ordinary course of business. To the extent that the Proposal is focused on the Company's role as a clearing bank for repurchase transactions (which focus, as discussed below in Section II.E, is not clear), the Proposal seeks details on how the Company provides this particular service for this particular market on a day-to-day basis, including the procedures in clearing repurchase transactions, how haircuts are used, specific terms of such transactions and the liquidity of collateral accepted. The clearing services provided by the Company in the repurchase market, and the policies and procedures the Company utilizes in providing this specific service to a specific market, are the paradigm of the ordinary day-to-day business of a financial services company. The Company is a global financial services holding company, and the provision of clearing services for the repurchase market on a day-to-day basis

[2] As discussed in Section II.D.1 below, the limited repurchase transactions that the Company enters into for its own funding purposes are disclosed in the Company's financial statements as required by U.S. GAAP.

is as much a part of the ordinary business of the Company as the sale of a particular product would be for a manufacturing company.

The Staff has repeatedly recognized that a proposal relating to the sale or provision of a particular product or service is excludable under Rule 14a-8(i)(7) as a component of "ordinary business." The Staff has not altered its position when the proposal has been premised upon the view that the product or service in question is controversial or objectionable (to the extent that the Proposal can be read to suggest that the Company's participation in the repurchase market is controversial or objectionable), or that the market is the focus of regulatory attention. In Bank of America Corporation (February 21, 2007) ("Bank of America 1"), the Staff concurred that the company could omit a proposal requesting a report about company policies to safeguard against the provision of financial services to clients that enabled capital flight and resulted in tax avoidance. In Family Dollar Stores, Inc. (November 20, 2007), the Staff concurred that the companies could omit proposals requesting a report on the company's policies and procedures for minimizing customers' exposure to toxic substances and encouraging suppliers to reduce or eliminate toxic substances in their products. In Federated Department Stores, Inc. (March 27, 2002), the Staff concurred that the company could omit a proposal calling for the identification and disassociation from offensive imagery to the American Indian community in products, advertising, endorsements, sponsorships and promotions.

The Staff has also allowed for the exclusion of shareholder proposals by financial companies under Rule 14a-8(i)(7) when the subject matter relates to the provision of particular services in the ordinary course and the related specific policies or procedures. For example, in Bank of America Corporation (March 7, 2005), the Staff concurred that the company could omit a proposal requiring that the company report to shareholders "on the company's policies and procedures for ensuring that all personal and private information pertaining to all Bank of America customers will remain confidential in all business operations 'outsourced' to India and any other offshore location". In Bancorp Hawaii, Inc. (February 27, 1992), the Staff concurred that the company could omit a proposal requiring the company to refrain from purchasing bonds, making loans or acting as a financial consultant in connection with the Honolulu rapid transit system, because it related to the company's day-to-day business activities.

The Staff reached the same conclusion in: Citigroup, Inc. (February 21, 2007) (excluding a substantially similar proposal as in Bank of America 1); BankAmerica Corporation (March 23, 1992) (excluding a proposal dealing with the policies of extension of credit); and Salomon, Inc. (January 25, 1990) (excluding a proposal relating to specific financial services to be offered and types of trading activities to be undertaken).

As in all the aforementioned no-action requests, the Proposal's underlying subject matter deals specifically with the Company's provision of a particular service in a particular market and the details of how such services should be provided. The Staff has consistently held that such proposals may be omitted as relating to matters of ordinary business.

2. **The Proposal seeks to micro-manage complex matters.**

The Proposal seeks a significant amount of detailed information – and, in fact, specifically calls for "greater detail" (though "greater than what" is unclear) – on the use of repurchase agreements by the Company, and the types of information that should be made publicly available through repurchase agreement trading facilities. The Company's participation in the repurchase market involves complex issues and business and regulatory judgments that go beyond what shareholders are in a position to make an informed judgment on. This is one factor that distinguishes the Proposal from other situations where the Staff has refused to allow a company to exclude a proposal relating to the use of particular financial instruments. *See, e.g.*, JPMorgan Chase & Co. (March 19, 2010); Bank of America Corp. (February 24, 2010). In those letters, the proposal sought a general report on the use of collateral in over-the-counter derivative trades, but did not seek nearly the level of detail sought by the Proposal. The Staff has consistently found that proposals seeking such detailed disclosure (whether in Exchange Act filings or special reports), the subject matter of which involves ordinary business operations, may be excluded under Rule 14a-8(i)(7). *See* Johnson Controls, Inc. (October 26, 1999).

3. **The Proposal does not involve a significant policy issue.**

A Proposal that seeks to micromanage the Company to the extent this one does will be excludable regardless of whether it presents a significant policy issue, under the analysis set forth in the 1998 Release and applied by the Staff. See the 1998 Release (citing Capital Cities/ABC, Inc. (April 4, 1991) for the proposition that even proposals that relate to a significant policy issue may nevertheless unduly intrude on the company's ordinary business and may be excluded under Rule 14a-8(i)(7)). However, as an independent matter, the Company does not believe that the Proposal, in fact, raises a significant policy issue.

The only reference in the Proposal to anything resembling widespread public debate on this subject is the reference in the supporting statement to the bankruptcy of MF Global and its manner of accounting for repurchase agreements. The Company, of course, is not in a position to know MF Global's accounting practices, but it appears that the Proponents are drawing these statements from news reports discussing alleged off-balance-sheet methods of accounting for certain repurchase arrangements engaged in by MF Global and by Lehman Brothers. Any exposure that the Company may have as a principal to repurchase agreements is disclosed in the Company's Exchange Act reports.[3] In addition, the Company has extensive disclosure in its Exchange Act reports on off-balance arrangements and the related credit risks. There is no indication in the Proposal, and no reason to believe, that any potential social policy concern that may be implicit in the supporting statement's discussion of MF Global has any connection to the Company or the information sought by the Proposal.

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[3] The Company discusses on page 53 of its Form 10-Q for the quarterly period ended September 30, 2011 (the "September 2011 Form 10-Q") an accounting pronouncement issued by the Financial Accounting Standards Board in April 2011 to improve the accounting for certain repurchase agreements, but indicates that adoption of the standard by the Company is not expected to have a material impact on the Company's results of operations.

The mere reference in a supporting statement of publicity regarding another company's accounting practices and usage of a common financial product should not be deemed evidence of a widespread social policy concern as it relates to the Company, particularly where the Company has a completely different role in the market as the other company. The Company's primary involvement in the repurchase market is as a clearing facility, which is totally different from that of MF Global, which, it seems, was a direct participant in the repurchase market and (according to the Proposal) used it as a significant source of financing.

The Proposal fails to show how the disclosures or procedures requested would benefit the repurchase market or reduce the risks referred to in the supporting statement. To the contrary, the Proposal, if adopted, might increase the risks in the repurchase market. For example, if the underlying price of each security in the basket of securities in a repurchase transaction is reported like securities market trades, the market pricing of securities could be dramatically impacted because of haircuts used in this collateralized financing activity. How and to what extent transparency in the repurchase market should be reached is a decision better made in a deliberative manner by the FRBNY, other regulatory agencies and the relevant industry groups, not individual investors of a particular company.[4] To the extent that the functioning of the repurchase market is deemed a matter of widespread public debate (which the Company believes it is not, despite the fact that the market, like all financial markets, is the focus of regulatory attention), the Proposal does not provide any reason to believe that the reports and actions requested have any nexus with the purported social policy at stake, particularly given the Company's primary role in the repurchase markets as an intermediary.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(7).

D. <u>The Proposal may be excluded in reliance on Rule 14a-8(i)(10), as the Company has substantially implemented the Proposal through its Exchange Act reporting and participation in FRBNY initiatives.</u>

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Interpreting the predecessor to Rule 14a-8(i)(10), the Commission stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." SEC Release No. 34-12598 (July 7, 1976). To be excluded, the proposal does not need to be implemented in full or exactly as presented by the proponent. Instead the standard for exclusion is substantial implementation. *See* SEC Release No. 34-40018 (May 21, 1998, n.30 and accompanying text); SEC Release No. 34-20091 (August 16, 1983).

The Staff has stated that, in determining whether a stockholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices

4 As discussed further below, the appropriate level and manner of disclosure of market data regarding tri-party repurchase agreements has been developed in recent years by the FRBNY and the industry Task Force that is has sponsored (and of which the Company is a member).

and procedures "compare favorably with the guidelines of the proposal," and not where those policies, practices and procedures are embodied. Texaco, Inc. (March 28, 1991). The Staff has provided no-action relief under Rule 14a-8(i)(10) when a company has satisfied the essential objective of the proposal, even if the company (i) did not take the exact action requested by the proponent, (ii) did not implement the proposal in every detail or (iii) exercised discretion in determining how to implement the proposal. *See, e.g.*, Fedex Corp. (June 15, 2011); Exelon Corp. (February 26, 2010); Anheuser-Busch Companies, Inc. (January 17, 2007); ConAgra Foods, Inc. (July 3, 2006); Johnson & Johnson (February 17, 2006); Talbots Inc. (April 5, 2002); Masco Corp. (April 19, 1999 and March 29, 1999). In each of these cases, the SEC concurred with the company's determination that the proposal was substantially implemented in accordance with Rule 14a-8(i)(10) when the company had taken actions that included modifications from what was directly contemplated by the proposal, including in circumstances when the company had policies and procedures in place relating to the subject matter of the proposal, or the company had otherwise implemented the essential objective of the proposal.

The operative provisions of the Proposal are the first two bullet points of the resolution, seeking additional disclosure on the Company's "use" of repurchase agreements (as well as "securities lending transactions," though this is referenced only one place in the resolution and one place in the supporting statement, and is not discussed at all, compared to the numerous references to and discussions of "repurchase agreement transactions"), and the company's "position" on regulatory efforts for market transparency. The third bullet point is not operative, because, while the Company does enter into repurchase agreements as principal from time to time for its own account (generally with respect to U.S. Treasury securities), it does not otherwise, "act as a repo dealer". While the exact form and content of the information being requested in the Proposal is unclear (as noted below), the Company already provides a large amount of information about its own limited use of repurchase agreements, its role as a clearing bank for the repurchase markets, its role in regulatory reform efforts and broader market statistics and details, both through its Exchange Act reports and through information aggregated and published by the FRBNY and the industry Task Force on Tri-Party Repo Infrastructure, of which the Company is a member. The public information on these matters compares very favorably with the information requested by the Proposal.

1. <u>The Company's Exchange Act reports include information with regard to the Company's use of repurchase agreements and its role in the repurchase market.</u>

The Proposal requests that the Company provide detailed disclosure of its "use" of "repurchase agreement transactions" (as well as "securities lending transactions").[5] As discussed below in Section II.E, it is unclear in what form this disclosure is requested to appear. However, the Company has made significant disclosure on these and related matters in its

[5] As noted above, "securities lending transactions" are mentioned in two places in the Proposal, but without any surrounding discussion or analysis. The Company's Exchange Act reports contain detailed qualitative and quantitative information on the Company's securities lending activities, though we have not discussed those in this letter because these references seem inapposite to the general focus of the Proposal on the repurchase markets.

Exchange Act reports and other public filings. We believe this disclosure, together with the other market disclosure described below, satisfies the essential objective of the Proposal.

In particular, to the extent the Proposal requests disclosure of Company's activities as a principal in the repurchase market, the Company disclosed on page 39 of the September 2011 Form 10-Q, the following information regarding repurchase agreements to which it is a counterparty:

- Data on "Federal funds purchased and securities sold under repurchase agreements", [6] including:
  - maximum daily balance
  - average daily balance
  - weighted average rate for the quarter and
  - the balance and weighted average rate as of quarter-end.

  The ending balance for the Company's third fiscal quarter was approximately $6.8 billion (or approximately 2.5% of total liabilities). The Company also discusses the reasons for material period-over-period changes in these measures in its Exchange Act filings.

In addition, the Company included on page 24 and 29 of the September 2011 Form 10-Q the following descriptions of its role as a clearing bank for the repurchase market:

- "In connection with our role as a clearing and custody bank for the tri-party repurchase ("repo") transaction market, we work with dealers who use repos to finance their securities by selling them to counterparties, agreeing to buy them back at a later date. In tri-party repos, a clearing and custody bank such as BNY Mellon acts as the intermediary between a dealer and its counterparty in settling the transaction and providing mark-to-market and other services."
- "BNY Mellon, through its involvement in the Government Securities Clearing Corporation, settles government securities transactions on a net basis for payment and delivery through the Fedwire system. As a result, at Sept. 30, 2011, the assets and liabilities of BNY Mellon were reduced by $475 million for the netting of repurchase agreements and reverse repurchase agreement transactions executed with the same counterparty under standardized Master Repurchase Agreements. This netting is performed in accordance with the Financial Accounting Standards Board ("FASB") Interpretation No. 41 (Accounting Standards Codification

---

6 The Company's regulatory filings on Form FR-Y9C, which are publicly available, provide further details, including a breakdown of this information between "federal funds purchased" and "securities sold under agreements to repurchase."

("ASC") Topic 210-20) 'Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements.'"

Furthermore, the Company included on page 56 of the September 2011 Form 10-Q the following discussion of the regulatory reforms and oversight of the repurchase market, and the Company's role in these initiatives:

- "As a result of the recent financial crisis, regulatory agencies worldwide have begun to re-examine systemic risks to various financial markets. One of the markets that regulatory agencies are reviewing, and in which BNY Mellon participates as a clearing and custody bank, is the tri-party repurchase transaction market, or tri-party repo market. The Federal Reserve Bank of New York has sponsored a Task Force on Tri-Party Repo Infrastructure to examine the risks in that market and to decide what changes should be implemented so that such risks may be mitigated or avoided in future financial crises. The Task Force has issued recommendations regarding the tri-party repo market, including implementing operational enhancements to achieve the "practical elimination" of intraday credit by clearing banks, such as BNY Mellon. BNY Mellon is working with the Federal Reserve and the Task Force to assess the impact of implementing the recommendations on our business."

The Company's filings also contain detailed discussion of the Company's "securities lending" activity (though it is unclear whether the Proposal is asking for information on these activities, as a separate topic from the repurchase markets). This Company-specific information, when combined with the other public information referenced below about the repurchase market generally, compares favorably with the information requested by the Proposal.

2. **<u>The FRBNY publishes extensive information on the repurchase markets, based in part on information provided by the Company.</u>**

As noted below in Section II.E, it is unclear to what extent the Proposal is seeking information about the Company specifically, and to what extent it is seeking market transparency more broadly – clearly, to the extent there is a social policy consideration involved, it must be a concern for market transparency more broadly. The level and format of public information about the repurchase markets has been a focus of industry and regulatory attention in recent years. Much of this information is aggregated and published by the FRBNY on its website.[7] This website includes, among other things, the following (with detailed data based, in part, on information provided by the Company as one of the two clearing banks):

- Composition and concentration of tri-party repo collateral broken down by asset class (including collateral value, share of total, and concentration of top three dealers), updated on a monthly basis;

---

7 *See* http://www.newyorkfed.org/tripartyrepo/margin_data.html.

- Distribution of investor haircuts in tri-party repo, broken down by asset class (including 10th percentile, median and 90th percentile cash investor margins levels), updated on a monthly basis;

- Total number of individual repo deals and total number of collateral allocations, updated on a monthly basis;

- Nominal value of general collateral finance repos submitted for clearing, broken down by collateral type, and by overnight vs. term, updated on a monthly basis;

- A May 2010 report of the industry Task Force convened by the FRBNY (and of which the Company is a member) to make recommendations on market structure, transparency and reforms;

- A White Paper prepared by the FRBNY, dated May 17, 2010, regarding tri-party repo infrastructure market, including a substantive discussion of the risks and structure of the repurchase markets, and the FRBNY's response the Task Force's recommendations for improvements; and

- Ongoing updates by the FRBNY as to the status of reforms and market changes (for example, an August 2011 announcement that the Tri-Party Repo Infrastructure Reform Task Force has announced a grace period on the implementation of 3-way trade confirmations).

As a result of these industry and regulatory efforts, including input from and data supplied by the Company, significant information of the type called for by the Proposal has been made publicly available, at a level and in a form approved by the FRBNY in a deliberate manner, reflecting the collective views of industry participants and a public comment process. The Company believes that this construct is the proper forum for determinations as to the type and level of disclosure on the details of the repurchase market. The Company believes that the information published by the FRBNY, combined with the information included in the Company's public filings, compares very favorably with the information requested by the Proposal and is of the view that implementation of the Proposal (however its ambiguities are interpreted) would not provide any significant enhancement to the information available to the Company's shareholders or the transparency of the repurchase markets more broadly.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10).

E. <u>The Proposal may be excluded in reliance on Rule 14a-8(i)(3), because it is vague, indefinite and misleading.</u>

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate when the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also* Philadelphia Electric Company (July 30, 1992); Exxon Mobil Corp. (March 21, 2011).

As described further below, the Proposal is properly excludable under Rule 14a-8(i)(3) because it reflects a misunderstanding of the Company's role in the repurchase market, and because it leaves several key terms undefined and uses certain key terms inconsistently, and thus shareholders would be unable to determine with any reasonable certainty exactly what actions or measures the Proposal requires. In addition, the Proposal contains false statements and implications regarding the Company and its role in the repurchase market.

1. The Proposal reflects a misunderstanding of the Company's role in the repurchase market and confuses "using repurchase agreement transactions" with "facilitating repurchase agreement transactions."

As discussed above, the Proposal seems misdirected toward the Company, because it seems to assume that the Company is a significant participant, as a counterparty or a dealer, in the repurchase market. The Company is involved in the repurchase market primarily as a clearing and custody bank that facilitates repurchase transactions between other parties, rather than a participant that "uses" repurchase transactions (other than to a limited extent as principal, as described above and as disclosed in the Company's Exchange Act reports). The Company is primarily an intermediary, not a principal, in the repurchase market. Therefore, the MF Global example and the concerns about use of repurchase transactions cited in the supporting statement are inapposite and misleading, and make it difficult for both stockholders and the Company to understand what the Proposal is seeking.

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *See* Fuqua Industries, Inc. (March 12, 1991). If the Proposal were to be included in the Proxy Materials, some shareholders may believe they are voting to request information on the Company's "use" of repurchase transactions as a counterparty, and some may believe they are voting to request a more general market summary, in keeping with the Company's role as a clearing bank.

We also note that the third bullet point in the resolution contained in the Proposal requests the Company to adopt multilateral trading facilities while "acting as a repo dealer." First, the reference to the Company as "a repo dealer" is misleading as the Company is not in the business of acting as a "repo dealer" (though it does enter into repurchase transactions as principal from the time to time for its own account). Second, requesting the Company, in any capacity, to "adopt the use of transparent, multilateral trading facilities" is misleading and confusing because it falsely implies that the Company has the unilateral ability to change the current structure of the market, which is not the case. Shareholders should not be asked to vote on a proposal that implies the Company is acting in a capacity in which it does not act, and that suggests the Company take actions that it does not have the power to take. To the extent the Proposal is interpreted to ask the Company to unilaterally increase transparency and multilateralism in the market, it should be excludable under Rule 14a-8(i)(6), as the Company lacks the power and authority to do so, as a practical matter.

2. The Proposal does not clarify how the Company should "disclose" the requested information.

Even if the Company were able to determine what information is sought by the Proposal, the Proposal fails to clarify in what form and when the Company should make this disclosure. It is common for a proposal seeking information to request that the company prepare a report on a subject, at reasonable expense, and publish it by a particular date. The Proposal, in contrast, is unclear as to whether it is requesting more detailed Exchange Act reporting, more detailed industry reporting through the FRBNY, or a separate stand-alone reporting regime by the Company. In addition, it is unclear whether the Proposal seeks a one-time report or whether the Company is being requested to expand its disclosure on an ongoing basis, from this point forward.

3. The Proposal does not define certain critical terms such as "repurchase agreement transaction", "repurchase market" and "securities lending transaction".

The Staff has allowed for the exclusion of proposals containing undefined and inconsistent phrases. For example, in Wendy's International, Inc. (February 24, 2006), the Staff concurred that the company could omit a proposal that called for reports on "the progress made toward accelerating development of [controlled-atmosphere killing] (CAK)" because the terms "accelerating" and "development" were left undefined. *See also* Exxon Corporation (January 29, 1992) (excluding a proposal because the terms "the Company," "Chapter 13," and "considerable amount of money" were either undefined or inconsistently used). In People's Energy Corporation (November 23, 2004), the Staff concurred that the company could omit a proposal requesting the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect because the term "reckless neglect" was left undefined, and had no commonly known definition. Similarly, in NSTAR (January 5, 2007), the Staff concurred that the company could omit a proposal requesting "standards of record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "standards" or "financial records."

As in those letters, several key terms in the Proposal and Supporting Statement are left undefined or are used inconsistently. As such, the Proposal is too inherently vague and indefinite for either shareholders or the Company to determine with any reasonable certainty exactly what information or actions or measures the Proposal requests.

In particular, the Proposal repeatedly uses, but does not define, the terms "repurchase agreement transaction" and "repurchase market." The term "repurchase agreement transactions" could refer to, among other things, bilateral repurchase transactions negotiated by end-users or tri-party repurchase transactions settled and reported through central clearing facilities. While the supporting statements refer to "tri-party repurchase agreements," the resolution seems to request disclosure on both bilateral and tri-party repurchase agreements. Similarly, "repurchase market" can refer to the tri-party repurchase market for which the FRBNY disseminates market data, or the broader universe of repurchase agreements that may be negotiated and entered into by market participants.

As discussed above, the Proposal uses, in two isolated instances, the term "securities lending transaction," but does not define the term, provide any context for the term, discuss any concerns relating to the term, or indicate its connection to the repurchase markets. This phrase can refer to totally different transactions depending on the particular context. For example, for our broker-dealer dealing with its customer, it could mean covering the customer's position in a short sale, while for our investment banking business, it could mean a transaction to finance the purchase of a particular security.

The Proposal also requests the Company to disclose in "greater detail" its use of repurchase agreement transactions and securities lending transactions. However, it is not clear what would constitute "greater detail" – "greater" than what? The Proposal's description of the details that the Company should disclose in relation to repurchase agreement transactions and securities lending transactions is too general to provide any guidance. It seems the Proposal may be asking the Company to educate shareholders about the general concepts and process of such transactions that would apply to any company that engages in such transactions (a task already accomplished by the materials on the FRBNY website), rather than any specific information relating to the Company's business and operation.

Because of the lack of guidance in the Proposal as to the meaning of these key terms, it would be impossible for either shareholders or the Company to determine with any reasonable certainty exactly what information or actions the Proposal requests.

Based on the foregoing analysis, the Company believes that it may properly omit the Proposal and Supporting Statements from its Proxy Materials in reliance on Rule 14a-8(i)(3).

* * * * *

For the reasons discussed above, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its Proxy Materials. If you have any questions or need any further information, please contact the undersigned by phone (412-234-3177), by e-mail (arlie.nogay@bnymellon.com) or by facsimile

(412-234-1813). We would appreciate it if you would send any communications to the Company to the attention of the undersigned at the above e-mail address. Thank you.

Yours truly,

Arlie R. Nogay
Corporate Secretary and
Chief Securities Counsel

Enclosures

cc: Ms. Nora M. Nash, OSF
Director, Corporate Responsibility
Sisters of St. Francis of Philadelphia

Ms. Catherine Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters of St. Dominic, Inc.

Rev. Seamus P. Finn, OMI, Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

Exhibit A

TRANSPARENCY IN REPURCHASE MARKETS

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearinghouses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearinghouse or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

Exhibit B

Correspondence Received by the Company from the Sisters of St. Francis on November 14, 2011

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 8, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds at least $2,000 worth of Bank Of New York Mellon Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay Singhal

Sanjay Singhal
Vice President

TRANSPARENCY IN REPURCHASE MARKETS

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearinghouses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearinghouse or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

Letter from the Company to the Sisters of St. Francis dated November 23, 2011

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

November 23, 2011

VIA FACSIMILE (610-558-6131) AND UPS

Sisters of St. Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014-1207
Attention: Nora M. Nash, OSF

RE: Sisters of St. Francis of Philadelphia

Dear Ms. Nash:

The Bank of New York Mellon Corporation ("BNY Mellon") is in receipt of a letter dated November 8, 2011 from Sanjay Singhal of The Northern Trust Company ("Northern Trust") concerning the ownership by the Sisters of St. Francis of Philadelphia (the "Sisters of St. Francis") of BNY Mellon Stock, along with a proposal entitled, "Transparency in Repurchase Markets" (the "Proposal"). This letter was received on November 14, 2011, which was after the November 12, 2011 deadline for proposals for inclusion in BNY Mellon's 2012 proxy statement.

The purpose of this letter is to notify you of certain defects relating to the submission of the Proposal under Rule 14a-8 of the Securities Exchange Act of 1934. As a threshold matter, the Proposal was not accompanied by a cover letter from its proponent. Please advise us in writing if the Proposal was intended to be submitted by the Sisters of St. Francis for inclusion in BNY Mellon's 2012 proxy statement.

In addition, we are unable to verify that the Sisters of St. Francis continuously owned at least $2,000 in market value of BNY Mellon stock for at least one year by the date of the submission of the Proposal. The letter of Northern Trust does not confirm that the Sisters of St. Francis continuously owned $2,000 in market value of BNY Mellon stock as of such date, as required by Rule 14a-8(b). Further, we request disclosure of the specific number of shares of BNY Mellon stock held by the Sisters of St. Francis so that we can verify the market value.

In addition, we hereby notify you that the Sisters of St. Francis must provide a written statement that they intend to continue to hold the securities through the date of the 2012 annual meeting of stockholders, as required by Rule 14a-8(b).

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

We refer you to Rule 14a-8(b) and Staff Legal Bulletin No. 14F of the Division of Corporate Finance, Securities and Exchange Commission for guidance on establishing proof of ownership and other requirements. Copies of those materials are enclosed with this notice.

You must respond to this notice within 14 calendar days of receipt. You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. Under the SEC rules, we may seek to exclude your proposal from our proxy statement for the 2012 meeting of stockholders if the deficiencies described in this notice are not cured within that time.

Please let me know if you have any questions.

Sincerely,

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB

No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

1 *See* Rule 14a-8(b).

2 For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

3 If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

4 DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

5 *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any

shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Home | Previous Page Modified: 10/18/2011

Email and Fax from the Sisters of St. Francis to the Company dated November 23, 2011

Fwd: Attached Image
Nora Nash
to:
arlie.nogay
11/23/2011 04:36 PM
Show Details

History: This message has been forwarded.

1 Attachment

0243_001.pdf

Dear Arlie,

Thank you for bringing the lost cover sheet to our attention. I have faxed the two papers and am also copying them for verification sake.

The second page indicates the total shares owned as it is listed on our Northern Trust report.

Have a wonderful Thanksgiving.
Sr. Nora

Nora M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7661
Website: www.osfphila.org
Become a fan on Facebook: http://www.facebook.com/SrsofStFrancisPhila#!/SrsofStFrancisPhila?ref=sgm
Follow us on Twitter: http://twitter.com/SrsofStFrancis (http://twitter.com/SrsofStFrancis)

FAX TRANSMITTAL COVER SHEET

Please Deliver To: ARLIE R. NOGAY (CORP. SEC.)

Company: THE BANK OF NEW YORK MELLON CORP.

Fax Number: 412-234-1813

Total # of Pages (including cover): 3 Date: 11-23-11

From: NORA M. NASH, OSF

The Sisters of St. Francis of Philadelphia

Office of
CORPORATE SOCIAL RESPONSIBILITY
609 South Convent Road
Aston, PA 19014

Fax: 610-558-5855

Phone: ____________________

Comments: ____________________

The Peace of the Lord be with You!

Visit our website: www.osfphila.org

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

November 8, 2011

Mr. Gerald L. Hassell, Chairman and CEO
Bank of New York Mellon
ATTN: Corporate Secretary
One Wall Street
New York, NY 10286

Dear Mr. Hassell:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Bank of New York Mellon Corporation for many years. As faith-based investors we seek social as well as financial returns on our investments. We are very concerned about the lack of transparency and the enormous amount of transactions in credits and securities especially in the repurchase agreement area.

As a faith-based investor, I am hereby authorized to notify you of our intention to submit this shareholder proposal with the Maryknoll Sisters. I submit it for inclusion in the proxy statement for consideration and action by the shareholders at the 2011 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Cathy Rowan. Her phone number is 718-822-0820 or rowan@bestweb.net

As verification that we are beneficial owners of common stock in Bank of New York Mellon Corporation, I enclose a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been continuously held for over one year and it is our intention to keep them in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, osf

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosures

cc:
Cathy Rowan, CSR Coordinator, Maryknoll
Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

Page 51 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

Email and Letter from the Company to the Sisters of St. Francis dated December 7, 2011

Letter from BNY Mellon re: shareholder proposal
Arlie Nogay to: nnash 12/07/2011 12:43 PM

Please see attached letter concerning continuing deficiencies with your submission. Please let me know if you want to discuss.

Letter to Sisters of St. Francis (12.7.11).pdf

Arlie R. Nogay · BNY Mellon
Corporate Secretary and Chief Securities Counsel · Tel 412.234.3177 · arlie.nogay@bnymellon.com

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

December 7, 2011

VIA EMAIL (<u>nnash@osfphila.org</u>),
<u>FACIMILE (610-558-6131) AND UPS</u>

Sisters of St. Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014-1207
Attention: Nora M. Nash, OSF

RE: Sisters of St. Francis of Philadelphia

Dear Ms. Nash:

Thank you for your fax of November 23, 2011, including your cover letter regarding your shareholder proposal. We note that the cover letter does not address the deficiencies identified in the third paragraph of our letter dated November 23, 2011.

To address those deficiencies, a <u>revised letter</u> from the Northern Trust Company will need to be submitted confirming that the Sisters of St. Francis have continuously owned at least $2,000 in market value of stock of The Bank of New York Mellon Corporation for at least one year <u>by the date of the submission of the proposal</u> (November 14, 2011). The letter provided by Northern Trust is dated as of November 8, 2011, whereas your proposal was submitted on a later date.

We call your attention the Securities and Exchange Commission's Staff Legal Bulletin that we sent with our November 23 letter (additional copy attached) for a description of this requirement, which appears in the second paragraph under the heading "Common errors shareholders can avoid when submitting proof of ownership to companies".

You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. We trust this is self-explanatory, but if you have questions you can also direct them to me by email. As noted in our November 23 letter, if you do not cure these deficiencies, we may seek to exclude your proposal.

Sincerely,

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule

14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents.

We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC

participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

15 Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

16 Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm

Email from the Sisters of St. Francis to the Company dated December 7, 2011

Letter of verification
Nora Nash
to:
arlie.nogay
12/07/2011 03:39 PM
Show Details

History: This message has been forwarded.

Dear Arlie,

I am sorry that our verification letter that accompanied our proposal was not dated correctly. We have requested an updated letter from our custodian and I will fax and email it as soon as we receive it.

Peace and thanks
Sr. Nora

Nora. M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7661
Website: www.osfphila.org
Become a fan on Facebook: http://www.facebook.com/SrsofStFrancisPhila#!/SrsofStFrancisPhila?ref=sgm
Follow us on Twitter: http://twitter.com/SrsofStFrancis (http://twitter.com/SrsofStFrancis)

Email and Letter from the Sisters of St. Francis to the Company dated December 9, 2011

Fwd: Attached Image
Nora Nash
to:
arlie.nogay
12/09/2011 12:56 PM
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2 Attachments

0255_001.pdf Bank of New York Mellon- letter - 12-9-11 Verification follow-up.doc

Dear Arlie,

We finally have received our verification letter and I am putting it in the mail. Do also ant me to fax a copy.

I do appreciate your patience and understanding.

Peace and thanks
Nora

Nora. M. Nash, OSF
Director, Corporate Social Responsibility
Sisters of St Francis of Philadelphia
609 S. Convent Road
Aston, PA 19014
610-558-7661
Website: www.osfphila.org
Become a fan on Facebook: http://www.facebook.com/SrsofStFrancisPhila#!/SrsofStFrancisPhila?ref=sgm
Follow us on Twitter: http://twitter.com/SrsofStFrancis (http://twitter.com/SrsofStFrancis)

DEC 14 2011

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

December 9, 2011

Ms. Arlie R. Nogay, Corporate Secretary
Bank of New York Mellon
One Wall Street
New York, NY 10286

Dear Ms Nogay,

Peace and all good! I am sorry that our verification letter that accompanied our proposal was not dated correctly. The corrected verification letter is included.

As verification that we are beneficial owners of 36,000 shares of Bank of New York Mellon, I enclose a new letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. These shares have been held for more than one year and it is our intention to keep these shares in our portfolio at least until after the annual meeting.

Respectfully yours,

Nora M. Nash, OSF

Nora M. Nash, OSF

Director, Corporate Social Responsibility
Enclosure

Office of Corporate Social Responsibility
609 South Convent Road • Aston, PA 19014-1207
610-558-7661 • Fax: 610-558-5855 • E-mail: nnash@osfphila.org • www.osfphila.org

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000

Northern Trust

November 8, 2011

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia holds 36,000 shares of Bank Of New York Mellon Corp. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay Singhal
Vice President

Exhibit C

Correspondence Received by the Company from the Maryknoll Sisters on November 10, 2011

—MARYKNOLL—SISTERS

P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 9, 2011

Gerarld L. Hassell, Chairman and CEO
Bank of New York Mellon
ATTN: Corporate Secretary
One Wall Street
New York, NY 10286

Dear Mr. Hassell,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of at least $2,000 worth of shares of Bank of New York Mellon Corporation. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

As a missionary congregation, the Maryknoll Sisters have had a longstanding concern with how volatility in the international financial system affects communities in poor countries. We believe that to prevent future financial crises, there needs to transparency, stability, safety and accountability in the financial system. As long-term shareholders of both legacy companies and now BNY Mellon, we believe our company has an opportunity for leadership in transparency and risk management by disclosing in greater detail its use of repurchase agreement transactions and securities lending transactions.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Maryknoll Sisters are the lead filer for this proposal and I will be the contact person. Please see my contact information below. We look forward to discussing this issue with you at your earliest convenience.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator
766 Brady Ave. Apt. 635
Bronx, NY 10462
718-822-0820
<rowan@bestweb.net>

enc

TRANSPARENCY IN REPURCHASE MARKETS

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearinghouses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearinghouse or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

One Corporate Center
Rye, NY 10580-1435
Tel. (914) 921-5237
Fax (914) 921-5060
www.gabelli.com
cdesmarais@gabelli.com

RESEARCH

GAMCO Asset Management Company

November 3, 2011

To Whom It May Concern:

This letter will certify that as of November 2, 2011 the Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of at least $2,000 worth of Bank of New York Mellon Corporation stock. The shares are held in the name of GAMCO Asset Management Inc. at First Clearing, LLC.

Further, these shares have been held continuously for twelve months and will continue to be held through the next annual meeting of the company.

Thank you.

Sincerely,

Christopher Desmarais
Managing Director

Letter and Email from the Company to the Maryknoll Sisters dated November 23, 2011 (excluding Attachments (Rule 14a-8 and Staff Legal Bulletin No. 14F), which are the same attachments as those included in **Exhibit B** – the Company's Letter to the Sisters of St. Francis dated November 23, 2011)

BNY Mellon shareholder proposal
Arlie Nogay to: rowan 11/23/2011 04:40 PM

Attached please find a copy of a letter (with attachments) that was faxed to your attention earlier today concerning The Maryknoll Sisters' proposal for the 2012 BNY Mellon Annual Meeting. Please contact me if you have any questions. Per my voicemail, this letter covers technical deficiencies with the proposal. I will be in touch for a more substantive discussion of your proposal. Thank you.

Maryknoll letter re deficencies 11.23.11.pdf SEC Rule 14a-8.pdf SEC Staff Bulletin 14F.pdf

Arlie R. Nogay · BNY Mellon
Corporate Secretary and Chief Securities Counsel · Tel 412.234.3177 · arlie.nogay@bnymellon.com

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

November 23, 2011

**VIA FACSIMILE (718-504-4787),
EMAIL (rowan@bestweb.net) AND UPS**

The Maryknoll Sisters of St. Dominic, Inc.
766 Brady Avenue, Apartment 635
Bronx, NY 10462
Attention: Catherine Rowan,
Corporate Social Responsibility Coordinator

RE: The Maryknoll Sisters of St. Dominic, Inc.

Dear Ms. Rowan:

The Bank of New York Mellon Corporation ("BNY Mellon") is in receipt of your November 9, 2011 letter on behalf of The Maryknoll Sisters of St. Dominic, Inc. (the "Maryknoll Sisters"), transmitting a proposal for inclusion in BNY Mellon's proxy statement for its 2012 annual meeting of stockholders. We also are in receipt of the November 3, 2011 letter from Christopher Desmarais of GAMCO Asset Management Company ("GAMCO") concerning the Maryknoll Sisters' ownership of BNY Mellon stock. These letters were received on November 10, 2011.

The purpose of this letter is to notify you that the Maryknoll Sisters have not provided us with the necessary proof of ownership under Rule 14a-8 of the Securities Exchange Act of 1934, which requires verification of ownership through a Depository Trust Company ("DTC") participant. Although GAMCO's letter states that the Maryknoll Sisters are the beneficial owners of at least $2,000 worth of BNY Mellon stock, GAMCO does not appear on the list of DTC participants. As a result, we cannot verify the Maryknoll Sisters' ownership of BNY Mellon stock through a DTC participant. Separately, we note that the Maryknoll Sisters are not listed in our transfer agent's records as a registered holder of BNY Mellon stock.

We refer you to Rule 14a-8(b) and Staff Legal Bulletin No. 14F of the Division of Corporate Finance, Securities and Exchange Commission (the "Staff Legal Bulletin"), for guidance on establishing proof of ownership. Copies of those materials are enclosed with this notice. Only DTC participants are viewed as record holders of securities deposited at DTC. The list of DTC participants is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. In that regard, we request that the DTC participant also disclose the specific number of shares of BNY Mellon stock held by the Maryknoll Sisters so that we can verify the market value.

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

In addition, we hereby notify you that GAMCO's letter certifies the Maryknoll Sisters' ownership of BNY Mellon stock as of November 2, 2011. This fails to establish that the Maryknoll Sisters continuously owned their BNY Mellon stock for at least one year by the date the proposal was submitted, as required by Rule 14a-8(b) and described in the Staff Legal Bulletin. Further, your own letter does not state that the Maryknoll Sisters intend to hold the securities through the date of the 2012 annual meeting of stockholders, as required under Rule 14a-8(b).

You must respond to this notice within 14 calendar days of receipt. You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. . Under the SEC rules, we may seek to exclude your proposal from our proxy statement for the 2012 meeting of stockholders if the deficiencies described in this notice are not cured within that time.

Please let me know if you have any questions.

Sincerely,

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

Email from the Maryknoll Sisters to the Company dated November 23, 2011

Re: BNY Mellon shareholder proposal
Cathy Rowan to: arlie.nogay 11/23/2011 04:55 PM

Thanks very much. I received the fax also. I will ask GAMCO to take care of the deficiencies in the verification letter. Rev. Seamus Finn and I look forward to setting up a time to discuss the proposal.

Have a Happy Thanksgiving.

Cathy

On Nov 23, 2011, at 4:40 PM, arlie.nogay@bnymellon.com wrote:

> Attached please find a copy of a letter (with attachments) that was faxed
> to your attention earlier today concerning The Maryknoll Sisters' proposal
> for the 2012 BNY Mellon Annual Meeting. Please contact me if you have any
> questions. Per my voicemail, this letter covers technical deficiencies
> with the proposal. I will be in touch for a more substantive discussion
> of your proposal. Thank you.
>
>
>
>
> Arlie R. Nogay · BNY Mellon
> Corporate Secretary and Chief Securities Counsel · Tel 412.234.3177 ·
> arlie.nogay@bnymellon.com
>
> The information contained in this e-mail, and any attachment, is confidential and is intended solely for the use of the intended recipient. Access, copying or re-use of the e-mail or any attachment, or any information contained therein, by any other person is not authorized. If you are not the intended recipient please return the e-mail to the sender and delete it from your computer. Although we attempt to sweep e-mail and attachments for viruses, we do not guarantee that either are virus-free and accept no liability for any damage sustained as a result of viruses.
>
> Please refer to http://disclaimer.bnymellon.com/eu.htm for certain disclosures relating to European legal entities.<Maryknoll letter re deficencies 11.23.11.pdf><SEC Rule 14a-8.pdf><SEC Staff Bulletin 14F.pdf>

Email from GAMCO Asset Management on behalf of the Maryknoll Sisters to the Company dated December 6, 2011

Desmarais, Christopher
to:
arlie.nogay
12/06/2011 02:01 PM
Cc:
"Cathy Rowan"
Show Details

History: This message has been forwarded.

1 Attachment

20111206112808473.pdf

Arlie –

I am sending this email at the request of Cathy Rowan of The Maryknoll Sisters of St. Dominic in response to your letter dated 11/23/11.

I hope this meets the proof of ownership under Rule 14a-8.

Sincerely,

Christopher C. Desmarais
Managing Director
GAMCO Asset Management
One Corporate Center
Rye, NY 10580
(914) 921-5237
cdesmarais@gabelli.com

FirstClearing, LLC

December 6, 2011

The Maryknoll Sisters of St. Dominic, Inc.
766 Brady Avenue, Apartment 635
Bronx, NY 10462

RE: Verification of Assets

To Whom It May Concern:

I am writing in response to your request to verify the financial information of The Maryknoll Sisters of St. Dominic, Inc. with First Clearing, LLC. First Clearing, LLC is Depository Trust Company participant

This letter serves as confirmation that the Maryknoll Sisters of St. Dominic, Inc. holds the following brokerage accounts with the number of shares of BNY Mellon stock held in each:

Account Number	Number of Shares
	8,000
	6,500
	500

Maryknoll Sisters of St. Dominic, Inc. has continuously owned their BNY Mellon stock for at least one year and intends to hold the securities through the date of the 2012 annual meeting of stockholders. This information was based on the value of the accounts as of the close of business on December 5, 2011.

If you have any additional questions, please feel free to contact me at 888-619-6730.

Sincerely,

Jessica Finazzo
Client and Executive Services

One North Jefferson
MAC H0005-087
St. Louis, MO 63103

Email and Letter from the Company to the Maryknoll Sisters dated December 7, 2011 (excluding Attachment (Staff Legal Bulletin No. 14), which is the same attachment as that included in **Exhibit B** – the Company's Letter to the Sisters of St. Francis dated December 7, 2011)

Letter from BNY Mellon re: shareholder proposal
Arlie Nogay to: rowan
Cc: cdesmarais

12/07/2011 12:42 PM

Please see attached letter concerning continuing deficiencies with your submission. Please let me know if you want to discuss.

Letter to Maryknoll Sisters (12.7.11).pdf

Arlie R. Nogay · BNY Mellon
Corporate Secretary and Chief Securities Counsel · Tel 412.234.3177 · arlie.nogay@bnymellon.com

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

December 7, 2011

VIA FACSIMILE (718-504-4787),
EMAIL (rowan@bestweb.net) AND UPS

The Maryknoll Sisters of St. Dominic, Inc.
766 Brady Avenue, Apartment 635
Bronx, NY 10462
Attention: Catherine Rowan, Corporate Social Responsibility Coordinator

RE: The Maryknoll Sisters of St. Dominic, Inc.

Dear Ms. Rowan:

We have received the additional letter from First Clearing, LLC dated December 6, 2011 regarding the proof of ownership of the Maryknoll Sisters. We note that the letter does not address the deficiencies identified in the fourth paragraph of our letter dated November 23, 2011.

To address those deficiencies, the following items will need to be submitted:

1. A revised letter from First Clearing, LLC confirming that the Maryknoll Sisters have continuously owned at least $2,000 in market value of stock of The Bank of New York Mellon Corporation for at least one year by the date of the submission of the proposal (November 10, 2011). The letter provided by First Clearing, LLC is dated as of December 6, 2011, whereas your proposal was submitted on November 10, 2011.

We call your attention to page 4 of the Securities and Exchange Commission's Staff Legal Bulletin that we sent with our November 23 letter (additional copy attached) for a description of this requirement, which appears in the second paragraph under the heading "Common errors shareholders can avoid when submitting proof of ownership to companies".

2. A letter from the Maryknoll Sisters stating that the Maryknoll Sisters intend to hold the securities through the date of the 2012 annual meeting of stockholders. This must be submitted by the Maryknoll Sisters rather than First Clearing, LLC as required under Rule 14a-8 of the Securities Exchange Act of 1934.

You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. We trust this is self-explanatory, but if you have questions you can also direct them to me by email. As noted in our November 23 letter, if you do not cure these deficiencies, we may seek to exclude your proposal.

Sincerely,

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

cc: Christopher C. Desmarais, via e-mail (cdesmarais@gabelli.com)

Email and Letter from the Maryknoll Sisters to the Company dated December 8, 2011

From: Cathy Rowan <rowan@bestweb.net>
To: arlie.nogay@bnymellon.com
Date: 12/08/2011 10:16 AM
Subject: Letter from Maryknoll Sisters

Dear Mr. Nogay,

Attached is the letter you requested along with my Nov. 9 letter.

Sincerely,

Cathy

Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters
766 Brady Ave., Apt. 635
Bronx, NY 10462
phone 718-822-0820
fax 718-504-4787
rowan@bestweb.net

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

December 8, 2011

Mr. Arlie Nogay
Corporate Secretary
The Bank of New York Mellon Corporation
One Wall Street
New York, NY 10286

Dear Mr. Nogay,

I am authorized by the Maryknoll Sisters of St. Dominic, Inc. to inform you that it is the intention of the Maryknoll Sisters to hold at least $2,000 in market value of stock of The Bank of New York Mellon Corporation through the date of the 2012 annual meeting of stockholders.

Sincerely,

Catherine Rowan

Catherine Rowan
Corporate Responsibility Coordinator
Maryknoll Sisters

—MARYKNOLL—SISTERS
P.O. Box 311
Maryknoll, New York 10545-0311
Tel. (914)-941-7575

November 9, 2011

Gerarld L. Hassell, Chairman and CEO
Bank of New York Mellon
ATTN: Corporate Secretary
One Wall Street
New York, NY 10286

Dear Mr. Hassell,

The Maryknoll Sisters of St. Dominic, Inc. are the beneficial owners of at least $2,000 worth of shares of Bank of New York Mellon Corporation. The Maryknoll Sisters have held the shares continuously for over one year and intend to hold them until after the annual meeting. A letter of verification of ownership is enclosed.

As a missionary congregation, the Maryknoll Sisters have had a longstanding concern with how volatility in the international financial system affects communities in poor countries. We believe that to prevent future financial crises, there needs to transparency, stability, safety and accountability in the financial system. As long-term shareholders of both legacy companies and now BNY Mellon, we believe our company has an opportunity for leadership in transparency and risk management by disclosing in greater detail its use of repurchase agreement transactions and securities lending transactions.

I am hereby authorized to notify you of our intention to present the enclosed proposal for consideration and action by the stockholders at the next annual meeting, and I thereby submit it for inclusion in the proxy statement in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Maryknoll Sisters are the lead filer for this proposal and I will be the contact person. Please see my contact information below. We look forward to discussing this issue with you at your earliest convenience.

Sincerely,
Catherine Rowan

Catherine Rowan
Corporate Social Responsibility Coordinator
766 Brady Ave. Apt. 635
Bronx, NY 10462
718-822-0820
<rowan@bestweb.net>

enc

Exhibit D

Correspondence Received by the Company from the Oblates on November 10, 2011

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office
United States Province

November 8, 2011

Gerarld L. Hassell, Chairman and CEO
Bank of New York Mellon
ATTN: Corporate Secretary
One Wall Street
New York, NY 10286

Dear Mr. Hassell,

The missionary Oblates of Mary Immaculate who are shareholders Mellon Bank of New York are concerned about the absence of sufficient transparency in "repo" market and the risk that our company is exposed to by the dominant role that it plays in the market. We have engaged institutions in the financial services sector fair many years about the excessive leverage in the system and the lack of adequate disclosure whereby investors and others can make sound and prudent decisions.

The 2008 near financial meltdown of the global system remains as a shrill reminder to all of us about the damage and destruction that poorly regulated markets and inadequate counter party risk management processes and disclosure can cause.

The Missionary Oblates of Mary Immaculate are owners of the required number of shares to file this resolution and our proof of ownership is included with this mailing.

I am authorized to notify you of our intention to file the attached resolution, that has been submitted by the Maryknoll Sisters, for consideration by the stockholders at the next annual meeting and I hereby submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934.

If you should for any reason desire to oppose the adoption of this proposal by the stockholders please include in the corporation's proxy material the attached statement of the security holder, submitted in support of this proposal as required by the aforesaid rules and regulations.

Sincerely,

Séamus P. Finn o.m.i

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE, Washington, DC 20017, Tel: 202-529-4505 Fax: 202-529-4572.
www.omiusajpic.org

TRANSPARENCY IN REPURCHASE MARKETS

WHEREAS:

Markets in which repurchase agreements are traded ("repo markets") involve enormous amounts of flows of credit and entail even higher amounts of transactions in securities used to collateralize those flows.

These markets provide a key source of credit to the US financial system, especially critical in financing participation in US Treasury and agency securities markets and the issuance and investment in structured securities.

These large markets involving transactions in credit and securities were shown to be systemically important during the recent financial crisis because of the interconnectedness they create between the major financial firms. In addition, repurchase agreements and security lending transactions create a large quantity of highly leveraged transactions for individual firms and the overall financial system. In October 2011, the major derivatives brokerage firm MF Global filed for bankruptcy when it used the repo market to finance its investment in sovereign debt securities. Importantly, these repo transactions were not reported on MF Global's balance sheet in its quarterly financial statements. Another concern is that tri-party repurchase agreements involve large, concentrated credit exposures for intraday cash advances – although recently reduced to a shorter period of time – to key financial firms (e.g. broker-dealers). This creates large credit exposures for the clearing bank and a less reliable funding arrangement for repo dealers and cash borrowers in the market.

There is too little public information about repo markets. This includes the Federal Reserve Board's Z.1 survey and the Federal Reserve Bank of New York's statistics from repo clearinghouses and clearing banks. The New York Fed's efforts mark a significant improvement, but it is incomplete and does not provide data in sufficient detail for investors to adequately assess the vulnerabilities in these markets.

The trading process for repurchase agreements transactions is not fully multilateral but instead organized around a few dealers (although the dealers often trade amongst themselves in a multilateral manner through interdealer brokers).

RESOLVED: Shareholders request that our Company:

- Disclose in greater detail its use of repurchase agreement transactions and securities lending transactions, including disclosures of sufficient detail that investors can determine: i) how transactions are cleared (e.g., bilaterally between the counterparties, through a clearinghouse or a clearing bank); ii) how haircuts are used to discount the value of securities as well as the expected liquidity in the event of a counterparty default; iii) the mean, average and maximum term of these transactions; iv) whether and to what extent securities used as collateral do or do not trade in reliably liquid markets.
- Disclose its position on efforts by regulatory or supervisory authorities to collect and report information about repo markets in order to be better able to detect the buildup of risk exposures and emerging points of stress in the financial system.
- When acting as a repo dealer, adopt the use of transparent, multilateral trading facilities so that all market participants can see all market prices (for repo rates, term and for the full range of collateral offered).

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL-FREE 866 848 0383 FAX 410 545 2762

November 8, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 7,000 shares of Bank of New York Mellon and has owned these shares for at least one year.

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration

Letter from the Company to the Oblates dated November 23, 2011 (excluding Attachments (Rule 14a-8 and Staff Legal Bulletin No. 14F), which are the same attachments as those included in **Exhibit B** – the Company's Letter to the Sisters of St. Francis dated November 23, 2011)

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

November 23, 2011

VIA FACSIMILE (202) 529-4572 AND UPS

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office --
United States Province
391 Michigan Ave., N.E.
Washington, D.C. 20017
Attention: Rev. Séamus P. Finn, OMI, Director

RE: Missionary Oblates of Mary Immaculate

Dear Reverend Finn:

The Bank of New York Mellon Corporation ("BNY Mellon") is in receipt of your November 8, 2011 letter on behalf of the Missionary Oblates of Mary Immaculate (the "Oblates"), transmitting a proposal for inclusion in BNY Mellon's proxy statement for its 2012 annual meeting of stockholders. We also are in receipt of the November 8, 2011 letter from S. Bernadette Greaver of M&T Investment Group ("M&T") concerning the Oblates' ownership of BNY Mellon stock. These letters were received on November 10, 2011.

The purpose of this letter is to notify you that the Oblates have not provided us with the necessary proof of ownership under Rule 14a-8 of the Securities Exchange Act of 1934, which requires verification of ownership through a Depository Trust Company ("DTC") participant. Although M&T's letter states that the Oblates are the owner of 7,000 shares of BNY Mellon stock, M&T does not appear on the list of DTC participants. As a result, we cannot verify the Oblates' ownership of BNY Mellon stock through a DTC participant. Separately, we note that the Oblates are not listed in our transfer agent's records as a registered holder of BNY Mellon stock.

We refer you to Rule 14a-8(b) and Staff Legal Bulletin No. 14F of the Division of Corporate Finance, Securities and Exchange Commission (the "Staff Legal Bulletin"), for guidance on establishing proof of ownership. Copies of those materials are enclosed with this notice. Only DTC participants are viewed as record holders of securities deposited at DTC. The list of DTC participants is available at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

In addition, we hereby notify you that your letter does not state that Oblates intend to hold the securities through the date of the 2012 annual meeting of stockholders, as required under Rule 14a-8(b).

BNY Mellon Center, Pittsburgh, PA 15258-001
T 412 234 3177 F 412 234 1813 arlie.nogay@bnymellon.com

You must respond to this notice within 14 calendar days of receipt. You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. Under the SEC rules, we may seek to exclude your proposal from our proxy statement for the 2012 meeting of stockholders if the deficiencies described in this notice are not cured within that time.

Sincerely,

Arlie R. Nogay

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

Fax from the Oblates to the Company dated November 30, 2011

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Artie Nogay, Corporate Secretary

FAX NUMBER: 412-234-1813

RE: Attached verification of ownership letter

DATE: 11/30/11

SENDER: Mary O'Herron for Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 1

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

November 8, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office – United States Province
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 7,000 shares of Bank of New York Mellon and has owned these shares for at least one year. These shares are held in nominee name in the M & T Banks' account at the Depository Trust Company (0990)

Please don't hesitate to call me with any questions.

Very truly yours,

S Bernadette Greaver

S Bernadette Greaver
Assistant Vice President
Custody Administration

Email and Letter from the Company to the Oblates dated December 7, 2011 (excluding Attachment (Staff Legal Bulletin No. 14), which is the same attachment as that included in **Exhibit B** – the Company's Letter to the Sisters of St. Francis dated December 7, 2011)

Letter from BNY Mellon re: shareholder proposal
Arlie Nogay to: maryoh 12/07/2011 12:44 PM

Please see attached letter concerning continuing deficiencies with your submission. Please let me know if you want to discuss.

Letter to Oblates (12.7.11).pdf

Arlie R. Nogay · BNY Mellon
Corporate Secretary and Chief Securities Counsel · Tel 412.234.3177 · arlie.nogay@bnymellon.com

BNY MELLON

Arlie R. Nogay
Corporate Secretary and Chief Securities Counsel

December 7, 2011

VIA EMAIL (maryoh@omiusa.org),
FACSIMILE (202) 529-4572 AND UPS

Missionary Oblates of Mary Immaculate
Justice, Peace & Integrity of Creation Office –
United States Province
391 Michigan Ave., N.E.
Washington, D.C. 20017
Attention: Mary O'Herron

RE: Missionary Oblates of Mary Immaculate (the "Oblates")

Dear Ms. O'Herron:

Thank you for your November 30, 2011 email with the new letter from M&T Investment Group ("M&T Invest. Group"). We note that your email and the new letter do not address the deficiencies identified in the second and fourth paragraphs of our letter dated November 23, 2011. To address those deficiencies, the following items will need to be submitted:

1. A letter from a Depository Trust Company ("DTC") participant confirming that the Oblates have continuously owned at least $2,000 in market value of stock of The Bank of New York Mellon Corporation ("BNY Mellon") for at least one year by the date your proposal was submitted (November 10, 2011). M&T Invest. Group does not appear on the list of DTC participants and, accordingly, we cannot verify the Oblates' ownership of BNY Mellon stock through a DTC participant as required.

We call your attention to the Securities and Exchange Commission's Staff Legal Bulletin that we sent with our November 23 letter (additional copy attached) for a description of this requirement, which appears under the heading "Brokers and banks that constitute 'record' holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8". This section of the SEC's Bulletin includes instructions for determining whether your broker or bank is a DTC participant and what to do if your broker or bank is not on the DTC participant list.

2. A letter from the Oblates stating that the Oblates intend to hold the securities through the date of the 2012 annual meeting of stockholders. This is required under Rule 14a-8 of the Securities Exchange Act of 1934. The statement must come from the Oblates, not your broker.

You may send your response by email to arlie.nogay@bnymellon.com or via fax to (412) 234-1813. We trust this is self-explanatory, but if you have questions you can also direct them to me by email. As noted in our November 23 letter, if you do not cure these deficiencies, we may seek to exclude your proposal.

Sincerely,

Arlie R. Nogay
Corporate Secretary
The Bank of New York Mellon Corporation

Fax from the Oblates to the Company dated December 9, 2011

DEC - - 2011

Justice and Peace/Integrity of Creation

Missionary Oblates of Mary Immaculate, United States Province

Web Address: omiusajpic.org

FAX TRANSMITTAL COVER SHEET

TO: Arlie Nogay, Corporate Secretary & Chief Securities Counsel BNY Mellon

FAX NUMBER: 1-412-234-1813

RE: Attached letters

DATE: 12/9/11

SENDER: Mary O'Herron for Rev. Séamus Finn, OMI

NUMBER OF PAGES TO FOLLOW THIS COVER SHEET: 2

Dear Mr. Nogay,

Attached please find a new letter from M&T Bank showing the ownership of shares in BNY Mellon and a letter indicating that the Oblates intend to hold these shares at least until the annual meeting.

I hope this is helpful,

Mary O'Herron

Please let me know if anything else is needed. maryoh@omiusa.org

---

Washington, DC, Office: Séamus Finn, OMI, Director
391 Michigan Avenue, NE Washington, DC 20017 Tel: 202-529-4505 Fax: 202-529-4572 E-mail: seamus@omiusa.org

M&T Investment Group

M&T Bank, MD1-MP33, 1800 Washington Blvd, P.O. Box 1596, Baltimore, MD 21203-1596
410 545 2719 TOLL FREE 866 848 0383 FAX 410 545 2762

December 9, 2011

Rev. Seamus P. Finn
Missionary Oblates of Mary Immaculate
Justice and Peace Office
391 Michigan Avenue, NE
Washington, DC 20017-1516

Dear Father Finn:

The United States Province of Missionary Oblates of Mary Immaculate owns 7,000 shares of Bank of New York Mellon stock and has owned these shares for at least one year as of November 8, 2011. These shares are held in nominee name in M&T Bank's account at the Depository Trust Company. M&T Investment Group is an affiliate of M&T Bank, which is DTC member #0990.

Please do not hesitate to call me with any questions.

Sincerely,

W. Scott Klarner

W. Scott Klarner
Assistant Vice President
410-545-2772

Missionary Oblates of Mary Immaculate

Justice, Peace & Integrity of Creation Office, United States Province

December 9, 2011

Mr. Arlie Nogay
Corporate Secretary and Chief Securities Counsel
BNY Mellon
Arlie.nogay@bnymellon.com

Dear Mr. Nogay:

This is in response to your letter of December 7, 2011 sent to Ms. Mary O'Herron regarding the Missionary Oblates of Mary Immaculate (the "Oblates").

The Missionary Oblates of Mary Immaculate intend to hold our shares of BNY Mellon through the 2112 annual meeting of stockholders as required under Rule 14a-8 of the Securities Exchange Act of 1934.

I have forwarded your other request to M&T Bank for them to draft a new letter with the information you require. Bernadette Greaver from the bank may contact you if she has any questions on this.

Sincerely,

Rev. Séamus P. Finn, OMI

Rev. Séamus P. Finn, OMI
Director
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate

391 Michigan Ave., NE ☐ Washington, DC 20017 ☐ Tel: 202-529-4505 ☐ Fax: 202-529-4572
Website: www.omiusajpic.org